

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

June 28, 2016

<u>Via E-mail</u>
Mr. Eugene G. Cassis
Senior Vice President and Chief Financial Officer
Waters Corporation
34 Maple Street
Milford, Massachusetts 01757

 Re: Waters Corporation
 Form 10-K for the Fiscal Year Ended December 31, 2015
 Filed February 26, 2016
 File No. 1-14010

Dear Mr. Cassis:

 We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

 Sincerely,

 /s/ Kevin J. Kuhar

 Kevin J. Kuhar
 Accounting Branch Chief
 Office of Electronics and Machinery